Volaris Reports September 2021 Traffic Results:

22% capacity growth versus 2019 and 82% Load Factor

Mexico City, Mexico, October 5, 2021 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, Central America, and the United States reports its September 2021 preliminary traffic results.

In September 2021, notwithstanding the Delta Covid-19 variant, passenger demand (RPMs) in the domestic Mexican and international markets for Volaris increased 21.0% and 18.9%, respectively, as compared to September 2019. The Company capitalized on the strong market demand to add capacity (ASMs), both domestically (+22.2%) and internationally (+21.7%), while maintaining a high load factor (81.8%). In September 2021, Volaris transported 2.1 million passengers, 18% higher than the pre-pandemic levels.

	Sep 2021	Sep 2020 Variation	Sep 2019 Variation	YTD Sep 2021	YTD Sep 2020 Var.	YTD Sep 2019 Var.
RPMs (million, scheduled & charter)
Domestic	1,469	51.0%	21.0%	12,394	69.6%	12.9%
International	530	88.0%	18.9%	4,440	78.1%	(1.9%)
Total	1,999	59.3%	20.5%	16,835	71.8%	8.5%
ASMs (million, scheduled & charter)
Domestic	1,713	34.1%	22.2%	14,447	58.1%	15.1%
International	730	78.8%	21.7%	5,627	78.3%	(0.4%)
Total	2,443	44.9%	22.1%	20,074	63.3%	10.3%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	85.7%	9.6 pp	(0.9) pp	85.8%	5.8 pp	(1.7) pp
International	72.7%	3.6 pp	(1.7) pp	78.9%	(0.1) pp	(1.3) pp
Total	81.8%	7.4 pp	(1.1) pp	83.9%	4.2 pp	(1.4) pp
Passengers (thousand, scheduled & charter)
Domestic	1,681	56.6%	17.1%	13,925	70.7%	6.6%
International	380	102.6%	21.7%	3,199	89.0%	1.0%
Total	2,061	63.4%	17.9%	17,124	73.8%	5.5%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors, and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 179 and its fleet from 4 to 94 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States and Central America with one of the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com.

Investor Relations Contact

María Elena Rodríguez / Félix Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com / +52 55 3104 5264